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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Introgen Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
46119F 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46119F 10 7	Schedule 13G	Page	2	of	8

1	NAMES OF REPORTING PERSONS: John N. Kapoor

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States citizen

	5	SOLE VOTING POWER:

NUMBER OF		3,508,026*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,508,026*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,508,026*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Voting and dispositive power held by Dr. John N. Kapoor, Ph.D., by virtue of his position as the president, chairman of the board and sole stockholder of EJ Financial Enterprises, Inc., which is the general partner of EJ Financial/Introgen Management, Inc.

CUSIP No.	46119F 10 7	Schedule 13G	Page	3	of	8

1	NAMES OF REPORTING PERSONS: EJ Financial Enterprises, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,301,176*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,301,176*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,301,176*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*Voting and dispositive power held by Dr. John N. Kapoor, Ph.D., by virtue of his position as the president, chairman of the board and sole stockholder of EJ Financial Enterprises, Inc., which is the general partner of EJ Financial/Introgen Management, Inc.

CUSIP No.	46119F 10 7	Schedule 13G	Page	4	of	8

1	NAMES OF REPORTING PERSONS: EJ Financial/Introgen Management L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0*

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,099,067*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*Voting and dispositive power held by Dr. John N. Kapoor, Ph.D., by virtue of his position as the president, chairman of the board and sole stockholder of EJ Financial Enterprises, Inc., which is the general partner of EJ Financial/Introgen Management, Inc.

Schedule 13G	Page 5 of 8
Item 1.
(a)	Introgen Therapeutics, Inc., a Delaware corporation

(b)	301 Congress Ave., Suite 1850, Austin, TX 78701
Item 2.
(a)
(i)	John N. Kapoor

(ii)	EJ Financial Enterprises, Inc.

(iii)	EJ Financial/Introgen Management L.P.
(b)	225 E. Deerpath Road, Suite 250, Lake Forest, Illinois 60045

(c)
(i)	United States of America

(ii)	Delaware

(iii)	Delaware
(d)	Common Stock, par value $0.001 per share

(e)	46119F 10 7
Item 3. Not Applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 3,508,026

(b)	Percent of class: 8.0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 3,508,026*

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 3,508,026*

(iv)	Shared power to dispose or to direct the disposition of 0

*	Voting and dispositive power held by Dr. John N. Kapoor, Ph.D., by virtue of his position as the president, chairman of the board and sole stockholder of EJ Financial Enterprises, Inc., which is the general partner of EJ Financial/Introgen Management, Inc.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Reporting Person has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 3,301,176 shares by virtue of his position as the President of EJ Financial Enterprises, Inc.,

Schedule 13G	Page 6 of 8
which is the general partner of EJ Financial/Introgen Management L.P. Reporting Person holds the right to vote for each entity and has dispositive control over the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a)	Not applicable

(b)	Not applicable

Schedule 13G	Page 7 of 8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

Date

/s/ John N. Kapoor

Signature

JOHN N. KAPOOR

Name/Title
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EJ FINANCIAL ENTERPRISES, INC.

February 14, 2007

Date

By:	/s/ John N. Kapoor

Signature

JOHN N. KAPOOR, PRESIDENT

Name/Title
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EJ FINANCIAL/INTROGEN MANAGEMENT, L.P.

February 14, 2007

Date

By:	EJ FINANCIAL ENTERPRISES, INC.

By:	/s/ John N. Kapoor

Signature

JOHN N. KAPOOR, PRESIDENT

Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule 13G	Page 8 of 8
EXHIBIT A
DECLARATION OF CONSENT TO JOINT FILING BY JOHN N. KAPOOR, EJ FINANCIAL ENTERPRISES, INC.
AND EJ FINANCIAL/INTROGEN MANAGEMENT L.P.
WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the “Act”), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;
NOW, THEREFORE, the parties hereto agree as follows:
John N. Kapoor, EJ Financial Enterprises, Inc. and EJ Financial/Introgen Management L.P. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of the Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

February 14, 2007

Date

Signature

JOHN N. KAPOOR

Name/Title

EJ FINANCIAL ENTERPRISES, INC.

February 14, 2007

Date

By:

Signature

JOHN N. KAPOOR, PRESIDENT

Name/Title

EJ FINANCIAL/INTROGEN MANAGEMENT, L.P.

February 14, 2007

Date

By:	EJ FINANCIAL ENTERPRISES, INC.

By:	/s/ John N. Kapoor

Signature

JOHN N. KAPOOR, PRESIDENT

Name/Title